Exhibit 23, Form 11-K
Kansas City Life Insurance Company

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kansas City Life Insurance Company:

We consent to the incorporation by reference in the registration statement (Nos. 333-39714 and 333-160490) on Form S-8 of Kansas City Life Insurance Company of our report dated July 1, 2013, with respect to the statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report for Form 11-K of the Kansas City Life Insurance Company Savings and Profit Sharing Plan.

/s/ KPMG LLP
KPMG LLP

Kansas City, Missouri
July 1, 2013